Filed Pursuant to Rule 253(g)(2)
File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 4 DATED JANUARY 26, 2018
TO THE OFFERING CIRCULAR DATED JULY 28, 2017

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated July 28, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 28, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our public offering; and
•	Update the offering price for our common shares.

 Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A on February 1, 2017 and as of May 30, 2017, we had settled approximately 2.9 million shares of our Class B Common Stock of the 3,000,000 shares that we had previously qualified for sale at $5.00 per share.

On July 28, 2017, we qualified with the SEC an additional 2,000,000 shares of our Class B Common Stock at a price per share of $5.50. As of January 26, 2018, we had raised total gross offering proceeds of approximately $18.3 million, and had settled subscriptions for an aggregate of approximately 3.6 million shares of our Class B Common Stock.

Offering Price for Our Common Shares

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

We are offering up to 5,000,000 shares of our Class B Common Stock to the public. As of January 26, 2018, we had settled approximately 700,000 shares of our Class B Common Stock of the 2,000,000 shares that we had previously qualified for sale at $5.50 per share. Effective January 27, 2018, the offering price per share of our Class B Common Stock will be $6.00. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Minimum		Total Maximum (1)

Public Offering Price (2)	$6.00	$1,000,000	(3)(6)	$26,765,931	(7)
Underwriting Discounts and Commissions (4)	$—	$—		$—
Proceeds to Us from this Offering to the Public (Before Expenses (5))	$6.00	$1,000,000	(3)(6)	$26,765,931	(7)
Proceeds to Other Persons	$—	$—		$—

(1)	This is a “best efforts” offering, which means we are only required to use our best efforts to sell the Class B Common Stock offered in this offering.

(2)	The price per share shown was arbitrarily determined by our board of directors and may be updated from time to time in its sole discretion.

(3)	We previously exceeded the minimum level of sales.

(4)	Investors will not pay upfront selling commissions in connection with the purchase of our Class B Common Stock.

(5)	All expenses incurred as a result of this offering, which we estimate to be approximately $63,000, will be borne by us. Purchasers of our Class B Common Stock are not directly responsible for costs incurred as a result of this offering.

(6)	Total minimum calculations reflect the previous share price under this offering of $5.00. Total minimums under this offering have already been met.

(7)	Total maximum calculations take into account 2,884,129 of Class B common shares previously sold under this offering at the offering price of $5.00 per share, and 699,880 of Class B common shares previously sold under this offering at the offering price of $5.50 per share.

The following information supersedes and replaces the following risk factors on pages 16 and 17 of the Offering Circular:

This offering and the offerings of our eDirectTM Programs are focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our and our eDirectTM Programs’ offerings, and we may not raise adequate capital to implement our business strategy.

Our Class B Common Stock and the common shares of our eDirectTM Programs are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock and the common shares of our eDirectTM Programs are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock or in the common shares of an eDirectTMProgram, as applicable, does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in a traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our goal of raising $26,765,931 in this offering and each eDirectTM Program’s goal of raising $50,000,000 on a rolling 12-month basis in its offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, the eDirectTM Programs’ offerings, and a larger investor base involves increased transaction costs, which will increase our, our eDirectTM Programs’ expenses. Further, if our eDirectTM Programs are unable to successfully raise capital for their respective business strategies, we will experience a decrease in the fees that we collect from our eDirectTM Programs or from real estate operators that may be borrowers or joint venture partners with our eDirectTM Programs, which would have a negative effect on our growth prospects.

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We will continue to be controlled by our executive officers who hold shares of our capital stock, and their interests may conflict with those of our other stockholders.

Upon the completion of this offering (that is, assuming that we are able to raise the balance of the aggregate $8,495,946 of Class B Common Stock being offered in this offering), our executive officers who hold shares of our capital stock, one of whom is Benjamin Miller, our Chief Executive Officer, will collectively hold more than fifty percent (50%) of the combined voting power of our capital stock (after giving effect to the voting rights of the holders of preferred stock, voting on an as-converted basis). So long as our executive officers continue to collectively hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of our Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our executive officers may not always coincide with the interests of other stockholders, and our executive officers may act in a manner that advances their best interests and not necessarily those of our other stockholders.

The following information supersedes and replaces the first paragraph under “Use of Proceeds” on page 32 of the Offering Circular:

We estimate that the net proceeds to us from the sale of Class B Common Stock in this offering will be approximately $26.8 million, based upon (i) the sale of the maximum number of shares of Class B Common Stock being offered under this offering circular and (ii) an offering price of $6.00 per share and after deducting estimated offering expenses payable by us.

The following information supersedes and replaces “Dilution” on page 34 of the Offering Circular:

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests (i.e., eDirectTM Programs and Fundrise LP).

Our pro forma net tangible book value per share as of December 31, 2016 was approximately $9,337,752, or approximately $0.38 per share of our Class A Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A Common Stock outstanding on a fully diluted basis.

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The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of 2,884,129, 3,584,009 and 5,000,000 shares of Class B Common Stock in this offering:

On Basis of Full Conversion of Issued Instruments	$14.4 Million Raise		$18.3 Million Raise		$26.8 Million Raise
Price per Share	$5.00	(1)	$5.50	(1)	$6.00
Shares issued	2,884,129	(1)	3,584,009	(1)	5,000,000
Capital Raised	$14,420,645	(1)	$18,269,985		$26,765,931
Less: Estimated Offering Costs	$(500,000)		$(500,000)		$(500,000)
Net Offering Proceeds	$13,920,945		$17,769,985		$26,265,931
Net Tangible Book Value Pre-Offering	$9,337,752	(2)	$9,337,752	(2)	$9,337,752	(2)
Net Tangible Book Value Post-Offering	$23,258,397	(2)	$27,107,737	(2)	$35,603,683	(2)

Shares issued and outstanding Pre-Offering assuming full conversion	24,505,821	(3)	24,505,821	(3)	24,505,821	(3)
Post-Offering Shares Issued and Outstanding	27,389,950	(3)	28,089,830	(3)	29,505,821	(3)

Net tangible book value per share prior to offering	$0.38		$0.38		$0.38
Increase/(Decrease) per share attributable to new investors	$0.47		$0.58		$0.83
Net tangible book value per share after offering	$0.85		$0.97		$1.21
Dilution per share to new investors ($)	$4.15		$4.53		$4.79
Dilution per share to new investors (%)	83.02%		82.45%		79.89%

(1)	Represents actual amount raised as of the date of this offering circular for 2,884,129 shares at a previous price of $5.00 per share and 699,880 shares at a previous share price of $5.50.
(2)	Net tangible book value is based on the net tangible equity attributable to equity holders of the Company as of December 31, 2016. In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be excluded from the value of the Company. Thus, assets and liabilities attributable to non-controlling interests (i.e., eDirectTM Programs and Fundrise LP) are excluded from the Company's net tangible book value.
(3)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued and outstanding restricted Class A Common Stock grants.

The following table sets forth, as of December 31, 2016, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, calculated at an assumed offering price of $5.00 per share for 2,884,129 shares and an offering price of $5.50 per share for 699,880 shares, before deducting estimated offering expenses payable by us:

	Dates Issued	Issued Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014-2016	2,640,775		$0.17	(2)
Class F Common Stock	2014	10,000,000		N/A	(3)
Series A Preferred Shares	2014	10,647,531	(1)	$2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515	(1)	$1.20

Total Common Stock Equivalents		24,505,821		$1.03
Class B Investors, assuming $26.8 Million raise in this offering		5,000,000		$5.35	(4)

Total After Inclusion of this Offering		29,505,821		$1.76

(1)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.
(2)	1,669,275 shares were issued for an effective cash price of $0.1105 per share. 174,000 shares were issued for an effective cash price of $0.19 per share. 797,000 were issued at $0.29 per share.
(3)	Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribution of Fundrise LLC, Popularise LLC Fundrise Servicing LLC, and other assets of the Company.

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(4)	As of the date of this offering, 2,884,129 shares were previously issued at $5.00 per share and 699,880 shares were previously issued at $5.50. Assuming the remaining 1,415,991 shares are issued at $6.00 per share, the Class B weighted average per share is $5.35.

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company’s 2014 Stock Option and Grant Plan, there will be further dilution to new investors.

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